1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F         ✓        Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                No        ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Aug 6, 2008	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer

News Release

Contact:
Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 6.2% Quarter-over-Quarter

Increase in Revenues Resulting in Earnings per Share of NT$ 0.79 or

Earnings per ADS of US$ 0.13 for Second Quarter 2008

Taichung, Taiwan, August 6, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the second quarter of 2008 were NT$ 15,852 million, which represented a 6.2% increase in revenues compared to the first quarter of 2008 and a 4.1% increase in revenues compared to the second quarter of 2007. SPIL reported a net income of NT$ 2,408 million for the second quarter of 2008, compared with a net income of NT$ 1,753 million and NT$ 3,830 million for the first quarter of 2008 and the second quarter of 2007, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.79, and diluted earnings per ADS was US$ 0.13.

SPIL announced that its sales revenues for the first six months of 2008 were NT$ 30,783 million, which represented a 6.2% increase in revenues compared to the first six months of 2007. SPIL reported a net income of NT$ 4,161 million for the first six months of 2008, compared with a net income of NT$ 7,663 million for the first six months of 2007.

Diluted earnings per ordinary share for the first six months of 2008 was NT$ 1.36, and diluted earnings per ADS was US$ 0.22.

Operating results review:

•

For the second quarter of 2008, net revenues from IC packaging were NT$ 14,446 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,406 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 12,573 million, representing an increase of 6.0% compared to the first quarter of 2008 and an increase of 18.7% compared to the second quarter of 2007.

•

Raw materials costs were NT$ 7,100 million for the second quarter of 2008, and represented 44.8% of total net revenues, whereas raw materials costs were NT$ 6,469 million and represented 43.3% of total net revenues for the first quarter of 2008.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 171 million for the second quarter of 2008.

•

Gross profit was NT$ 3,279 million for the second quarter of 2008, representing a gross margin of 20.7%, which increased from a gross margin of 20.6% for the first quarter of 2008 and decreased from 30.5% for the second quarter of 2007.

•

Total operating expenses for the second quarter of 2008 were NT$ 896 million, which included selling expenses of NT$ 211 million, administrative expenses of NT$ 339 million and R&D expenses of NT$ 345 million. Total operating expenses represented 5.7% of total net revenues for the second quarter of 2008.

•	In the second quarter of 2008, the accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 72 million.

•

Operating income was NT$ 2,383 million for the second quarter of 2008, representing an operating margin of 15.0% for the second quarter of 2008, which increased from 14.5% for the first quarter of 2008 and decreased from 25.2% for the second quarter of 2007.

•	Non-operating items:

•	Net interest income was NT$ 86 million for the second quarter of 2008.

•

Our net currency exchange gain of NT$ 103 million for the second quarter of 2008 was mainly due to depreciation of our US dollar denominated liabilities as a result of a depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Our net gain on long-term investment of NT$ 26 million for the second quarter of 2008 was primarily due to investment income of NT$ 15 million and NT$ 11 million from Siliconware Investment Company and SPIL BVI, respectively.

•	Investment income included cash dividends of NT$ 55 from Phoenix Precision Technology.

•

Net income before tax was NT$ 2,690 million for the second quarter of 2008, which increased from NT$ 1,983 million for the first quarter of 2008 and decreased from NT$ 4,512 million for the second quarter of 2007.

•

Income tax expense was NT$ 282 million for the second quarter of 2008, compared with income tax expense of NT$ 230 million for the first quarter of 2008 and NT$ 682 million for the second quarter of 2007.

•

Net income was NT$ 2,408 million for the second quarter of 2008, which increased from NT$ 1,753 million for the first quarter of 2008 and decreased from NT$ 3,830 million for the second quarter of 2007.

•	Total number of shares outstanding was 3,050 million shares as of June 30, 2008. Diluted earnings per ordinary share for this quarter was NT$ 0.79, or US$ 0.13 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 24,079 million as of June 30, 2008 from NT$ 24,296 million as of March 31, 2008, and NT$ 22,491 million as of June 30, 2007.

•	As of June 30, 2008 our long-term bank loans totaled NT$ 2,986 million, compared with total long-term bank loans of NT$ 2,991 million as of March 31, 2008.

•	Capital expenditures for the second quarter of 2008 totaled NT$ 2,760 million, which included NT$ 2,111 million for packaging equipment and NT$ 649 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2008 totaled NT$ 2,073 million, which included which NT$ 1,372 million was from packaging operations and NT$ 701 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,446 million for the second quarter of 2008, which represented an increase of NT$ 876 million or 6.5% compared to the first quarter of 2008.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 46%, 30% and 13%, respectively, of total net revenues for the second quarter of 2008.

•

Capital expenditures for IC packaging operations totaled NT$ 2,111 million for the second quarter of 2008, which included NT$ 1,942 million for packaging and building construction and NT$ 169 million for wafer bumping operations.

•	As of June 30, 2008 we had 4,506 wirebonders installed, and we disposed 137 wirebonders during the second quarter of 2008.

IC testing service:

•	Net revenues from testing operations were NT$ 1,406 million for the second quarter of 2008, which represented an increase of NT$ 45 million or 3.2% compared to the first quarter of 2008.

•	Capital expenditures for testing operations totaled NT$ 649 million for the second quarter of 2008.

•	As of June 30, 2008 we had 376 testers installed, of which 10 testers were added in the second quarter of 2008.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q08	1Q08	2Q07
Computing	32%	33%	34%
Communication	27%	24%	26%
Consumer	22%	21%	22%
Memory	19%	22%	18%

•	Breakdown by packaging type:

By packaging type	2Q08	1Q08	2Q07
Bumping & FCBGA	13%	14%	11%
Substrate Based	46%	47%	49%
Leadframe Based	30%	28%	29%
Testing	9%	9%	9%
Others	2%	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months and six months ended June 30, 2008 reflect our gains or losses attributable to the second quarter and first half of 2008 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended June 30, 2008, nor the unaudited unconsolidated financial data for our company for the six months ended June 30, 2008 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Jun 30, 2008			Jun 30, 2007		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	793,626	24,078,606	27	22,490,743	26	1,587,863	7
Accounts receivable	364,948	11,072,532	13	9,745,599	11	1,326,933	14
Inventories	96,555	2,929,481	3	2,880,839	3	48,642	2
Other current assets	65,766	1,995,330	3	2,670,885	3	(675,555)	-25

Total current assets	1,320,895	40,075,949	46	37,788,066	43	2,287,883	6

Long-term investments	229,668	6,968,115	8	15,013,000	17	(8,044,885)	-54
Fixed assets	2,325,392	70,552,397	81	63,980,178	72	6,572,219	10
Less accumulated depreciation	(1,065,057)	(32,313,818)	-37	(30,018,331)	-34	(2,295,487)	8

Net fixed assets	1,260,335	38,238,579	44	33,961,847	39	4,276,732	13

Other assets	57,086	1,731,995	2	1,735,311	2	(3,316)	0

Total Assets	2,867,984	87,014,638	100	88,498,224	100	(1,483,586)	-2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	239,830	7,276,431	8	5,474,259	6	1,802,172	33
Current portion of long-term debt	—	—	—	108,636	—	(108,363)	-100
Other current liability	677,383	20,551,789	23	15,886,596	18	4,665,193	29
Long-term loans	98,426	2,986,237	4	2,984,690	4	1,547	—
Other liabilities	3,228	97,952	—	209,057	—	(111,105)	-53

Total Liabilities	1,018,866	30,912,409	36	24,663,238	28	6,249,171	25

Stockholders’ Equity
Capital stock	1,013,414	30,746,975	35	29,739,667	34	1,007,308	3
Stock dividend to be distributed	25,673	778,924	1	938,761	1	(159,837)	-17
Capital reserve	554,370	16,819,576	19	16,581,421	18	238,155	1
Legal reserve	167,735	5,089,066	6	3,340,131	4	1,748,935	52
Retained earnings	141,752	4,300,752	5	7,934,977	9	(3,634,225)	-46
Unrealized gain or loss on financial instruments	(29,450)	(893,517)	-1	6,066,178	7	(6,959,695)	-115
Cumulated translation adjustment	1,801	54,637	—	29,822	—	24,815	83
Net loss not recognized as pension cost	—	—	—	(1,787)	—	1,787	-100
Treasury stock	(26,176)	(794,184)	-1	(794,184)	-1	—	—

Total Equity	1,849,118	56,102,229	64	63,834,986	83	(7,732,757)	-12

Total Liabilities & Shareholders’ Equity	2,867,984	87,014,638	100	88,498,224	100	(1,483,586)	-2

Forex ( NT$ per US$ )		30.34		32.86

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q 2008				2Q 2007		YOY	2Q 2008	1Q 2008		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	522,491		15,852,384	100.0		15,233,345	4.1	15,852,384		14,931,222	6.2
Cost of Goods Sold	(414,423)		(12,573,587)	-79.3		(10,593,407)	18.7	(12,573,587)		(11,859,789)	6.0

Gross Profit	108,068		3,278,797	20.7		4,639,938	-29.3	3,278,797		3,071,433	6.8

Operating Expenses
Selling Expenses	(6,959)		(211,136)	-1.3		(201,514)	4.8	(211,136)		(227,024)	-7.0
Administrative Expenses	(11,180)		(339,215)	-2.1		(279,954)	21.2	(339,215)		(319,429)	6.2
Research and Development Expenses	(11,382)		(345,327)	-2.2		(322,379)	7.1	(345,327)		(355,551)	-2.9

	(29,521)		(895,678)	-5.7		(803,847)	11.4	(895,678)		(902,004)	-0.7

Operating Income	78,547		2,383,119	15.0		3,836,091	-37.9	2,383,119		2,169,429	9.9

Non-operating Income	12,832		389,317	2.5		702,604	-44.6	389,317		157,970	146.4
Non-operating Expenses	(2,702)		(81,969)	-0.5		(27,166)	201.7	(81,969)		(344,436)	-76.2

Income from Continuing Operations before Income Tax	88,677		2,690,467	17.0		4,511,529	-40.4	2,690,467		1,982,963	35.7
Income Tax Credit (Expenses)	(9,314)		(282,577)	-1.8		(681,515)	-58.5	(282,577)		(230,007)	22.9

Net Income	79,364		2,407,890	15.2		3,830,014	-37.1	2,407,890		1,752,956	37.4

Earnings Per Ordinary Share- Diluted		NT$	0.79		NT$	1.26			NT$	0.57

Earnings Per ADS- Diluted		US$	0.13		US$	0.19			US$	0.10

Weighted Average Outstanding Shares-Diluted (‘k)			3,050,042			3,039,140				3,038,820

Forex ( NT$ per US$ )			30.34			32.86				30.40

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2008 and 2007
	2008				2007		YOY Change %
	USD	NTD		%	NTD
Net Sales	1,014,621		30,783,606	100.0		28,984,342	6.2
Cost of Goods Sold	(805,319)		(24,433,376)	-79.4		(20,537,938)	19.0

Gross Profit	209,302		6,350,230	20.6		8,446,404	-24.8

Operating Expenses
Selling expenses	(14,442)		(438,160)	-1.4		(396,097)	10.6
Administrative expenses	(21,709)		(658,644)	-2.1		(544,117)	21.0
Research and development expenses	(23,101)		(700,878)	-2.3		(663,162)	5.7

	(59,251)		(1,797,682)	-5.8		(1,603,376)	12.1

Operating Income	150,051		4,552,548	14.8		6,843,028	-33.5

Non-operating Income	14,637		444,094	1.4		1,959,463	-77.3
Non-operating Expenses	(10,653)		(323,212)	-1.0		(100,912)	220.3

Income Before Income Tax	154,035		4,673,430	15.2		8,701,579	-46.3
Income Tax Credit (Expenses)	(16,895)		(512,584)	-1.7		(1,038,617)	-50.6

Net Income	137,141		4,160,846	13.5		7,662,962	-45.7

Earnings Per Ordinary Share- Diluted		NT$	1.36		NT$	2.54

Earnings Per ADS- Diluted		US$	0.22		US$	0.39

Weighted Average Outstanding Shares- Diluted (‘k)			3,050,042			3,039,140

Forex ( NT$ per US$)			30.34			32.86

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on June 30, 2008 and 2007

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2008		6 months, 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	136,870	4,160,846	7,662,962
Depreciation	134,569	4,090,899	3,534,979
Amortization	9,250	281,200	275,620
Gains on disposal of long-term investment	—	—	(793,350)
Long-term investment gain recognized by equity method	(1,386)	(42,130)	(402,567)
Compensation interest payable on bonds payable	—	—	36
Foreign currency exchange gain on bonds payable	—	—	34,367
Change in working capital & others	13,899	422,519	75,674

Net cash flows provided from operating activities	293,202	8,913,334	10,387,721

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(182,099)	(5,535,821)	(4,895,830)
Increase on financial instruments	—	—	(2,523,529)
Proceeds from disposal of long-term investment	—	—	6,289,854
Payment for long-term investment	(626)	(19,032)	—
Payment for deferred charges/other changes	(6,926)	(210,542)	5,420

Net cash used in investing activities	(189,651)	(5,765,395)	(1,124,085)

Cash Flows from Financing Activities:
Remuneration of directors and supervisors’ bonuses	—	(157,404)	(120,798)
Proceeds from the exercise of employee stock option /other charges	(1,338)	(40,683)	(5,029)

Net cash provided from financing activities	(6,516)	(198,087)	(125,827)

Net increase (decrease) in cash and cash equivalents	97,035	2,949,852	9,137,809

Cash and cash equivalents at beginning of period	695,025	21,128,754	13,352,934

Cash and cash equivalents at end of period	792,059	24,078,606	22,490,743

Forex ( NT$ per US$ )		30.34	32.86

(1):	All figures are under ROC GAAP.